SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
August 8, 2005
AngloGold Ashanti Limited

(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:
Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures: ANGLOGOLD ASHANTI – INTERIM DIVIDEND 98

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE:
AGD
NYSE:
AU
ASX:
AGG
GSE (Shares):
AGA
GSE (GhDS):
AADA
Euronext Paris:
VA
Euronext Brussels:
ANG
8 August 2005
ANGLOGOLD ASHANTI - INTERIM DIVIDEND 98
On 27 July 2005, AngloGold Ashanti declared an interim dividend of R1.70 per ordinary share, payable on Friday,
26 August 2005 to ordinary shareholders and holders of CHESS Depositary Interests (CDIs), who on Friday,
19 August 2005 (record date) are recorded as members of the company.
Holders of Ghanaian Depositary Shares (GhDSs) will receive payment on or about Monday, 29 August 2005 –
record date: Friday, 19 August 2005, while holders of American Depositary Shares (ADSs) will receive payment from The Bank of New York, on or about Monday, 5 September 2005.
AngloGold Ashanti declares its dividend in South African rands but pays its dividends in a number of currencies, and the rates applicable, as determined on Thursday, 4 August 2005 (currency conversion date), are as follows:
Dividends payable to members on the register held in the
·  South Africa
:
ordinary shares
R1.70 per share
·  United Kingdom
:
ordinary shares
£0.1478 per share
·  Australia
:
CDIs – five CDIs = 1 ordinary share         A$0.068102 per CDI
·  Ghana
:
ordinary shares
¢2,381.751 per share
·  Ghana
:
GhDSs – 100 = 1 ordinary share
¢23.81751 per GhDS
The exchange rate applicable in respect of ADSs is determined by Bank of New York, as depositary, and will be disclosed by them in due course.
Enquiries
South Africa and United Kingdom
Tel:
E-mail:
Charles Carter +27 (0) 11 637 6385 cecarter@AngloGoldAshanti.com
Michael Clements +27 (0) 11 637 6647 mclements@AngloGoldAshanti.com
Clement Mamathuba +27 (0) 11 637 6223 cmamathuba@AngloGoldAshanti.com
Australia and United States of America
Andrea Maxey +61 (0) 8 9425 4604 amaxey@AngloGoldAshanti.com
Disclaimer
Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company’s annual report on the Form 20-F for the year ended 31 December 2004 which is filed with the Securities and Exchange Commission on 14 July 2005.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 8, 2005
By: /s/ C R BULL

Name: C R Bull
Title:    Company Secretary